SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of resolutions regarding composition of the Board of Directors, the Supervisory Committee, and the Audit Committee of Telecom Argentina S.A.

FREE TRANSLATION

TELECOM ARGENTINA S.A.

APPOINTMENT OF DIRECTORS, MEMBERS OF THE SUPERVISORY COMMITTEE,

AND MEMBERS OF THE AUDIT COMMITTEE

The resolutions passed by the Ordinary Shareholders Meeting held on November 30, 2010 and the Board of Directors Meeting held on December 1, 2010, with respect to the composition of the Board of Directors, the Supervisory Committee, and the Audit Committee of Telecom Argentina S.A.

BOARD OF DIRECTORS: Chairman: Enrique Garrido. Vice-Chairman: Gerardo Werthein. Directors: Andrea Mangoni, Luca Luciani, Nicola Verdicchio Esteban Gabriel Macek and Norberto Carlos Berner. Alternate Directors: Domingo Jorge Messuti, Valerio Giuseppe Giovanni Cavallo, Guglielmo Noya, Jorge Luis Pérez Alati, Eduardo Federico Bauer, Pablo Alberto Gutierrez and Esteban Santa Cruz.

Directors and alternate directors will hold office for three fiscal years (complete fiscal year 2010 and the following two fiscal years).

SUPERVISORY COMMITTEE: Regular Members: Diego María Serrano Redonnet, Adela Alicia Codagnone and Gerardo Prieto. Alternate Members: Luis Miguel Incera, Lautaro Damián Ferro and Guillermo Feldberg.

Members of the Supervisory Committee will hold office to the date of the Shareholders’ Meeting which will consider the documentation for fiscal year 2010.

AUDIT COMMITTEE: Enrique Garrido, Esteban Gabriel Macek (“financial expert” of the Audit Committee) and Norberto Carlos Berner.

Members of the Audit Committee will hold office to the date of the Shareholders’ Meeting which will consider the documentation for fiscal year 2010.

Maria Delia Carrera

Attorney- in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 6, 2010	By:	/S/ ENRIQUE GARRIDO
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors